UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

     (Check One): |_| Form 10-K |_| Form 20-F |_| Form 11-K |X| Form 10-QSB

                          |_| Form N-SAR |_| Form N-CSR

                      For Period Ended: September 30, 2004

                       |_|  Transition Report on Form 10-K
                       |_|  Transition Report on Form 20-F
                       |_|  Transition Report on Form 11-K
                       |_|  Transition Report on Form 10-Q
                       |_|  Transition Report on Form N-SAR

                        For the Transition Period Ended:

  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
                Nothing in this form shall be construed to imply
                      that the Commission has verified any
                          information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                         PART I - REGISTRANT INFORMATION

                     CONSPIRACY ENTERTAINMENT HOLDINGS, INC.
                             Full name of Registrant

                                       N/A
                            Former Name if Applicable

                           612 Santa Monica Boulevard
            Address of Principal Executive Office (Street and Number)

                             Santa Monica, CA 90401
                            City, State and Zip Code

                        PART II - RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

      (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
      (b)   The subject annual report, semi-annual report, transition report on
            Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR, or
|X| portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                              PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         The compilation, dissemination and review of the information required to be presented in the Form 10-QSB for the relevant period has imposed time constraints that have rendered timely filing of the Form 10-QSB impracticable without undue hardship and expense to the registrant. The registrant undertakes the responsibility to file such report no later than five days after its original prescribed due date.

                           PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

        Keith Tanaka           (310)           260-6150    ext. 105
        ------------           -----           --------------------
          (Name)            (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). Yes |X| No |_|

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes|X| No |_|

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      Revenues for the three and nine months ended September 30, 2004 were $27,472 and $788,061, respectively, as compared to $235,468 and $979,917 for the three and nine months ended September 30, 2003, respectively. This represents a decrease of $207,996, or 88%, for the three months ended September 30, 2004 and a decrease of $191,856, or 20%, for the nine months ended September 30, 2004 when compared to the same period of 2003. The decrease in revenue for the three-month periods ended September 30, 2004 is primarily the result of fewer re-orders of our products.

      Total operating expenses for the three and nine months ended September 30, 2004 were $673,061 and 1,313,751, respectively, as compared to $434,773 and 1,356,075 for the three and nine months ended September 30, 2004, respectively. This represents an increase in operating expenses for the three months ended September 30, 2004 of $238,288, or 55%, and a decrease in operating expenses for the nine months ended September 30, 2004 of $42,324, or 3%. The increased operating expenses during the three months ended September 30, 2004 are mostly attributable to increased attorney fees in connection with a litigation against Bravado International Group, Inc. and Cousins Entertainment, Inc. Our expenditures for consultant fees also increased as a result of funding efforts. Operating expenses decreased for the nine months ended September 30, 2004 due to our efforts to streamline our operations. More specifically, we spent less on insurance, payroll and travel expenses.

      Our net loss was $666,866 and net profit $ 1,289,233 for the three and nine months ended September 30, 2004 compared to losses of $358,191 and $ 1,036,939 for the three and nine months ended September 30, 2003. The decrease in profitability for the three months ended September 30, 2004 was due to a combination of reduced revenues due to reduced number of re-orders and the increase in operating expenses. The increase in profitability for the nine months ended September 30, 2004 can be attributed to $2,438,188 in forgiveness of debt that we received from SWING! Media AG.

================================================================================

                     CONSPIRACY ENTERTAINMENT HOLDINGS, INC.
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 16, 2004                    By:/s/ Keith Tanaka
      -----------------                      -----------------------------------
                                             Keith Tanaka
                                             Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.